

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 3, 2016

Via E-mail
Mr. Thomas R. Reeg
President and Chief Financial Officer
Eldorado Resorts, Inc.
100 West Liberty Street,
Suite 1150
Reno, Nevada 89501

> **Re: Eldorado Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-36629**

Dear Mr. Jones:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Jennifer Monick

                                    Jennifer Monick
                                    Assistant Chief Accountant
                                    Office of Real Estate and
                                    Commodities